Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

October 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Lilyanna Peyser
Stephen Kim
Lyn Shenk

Re:	ContextLogic Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 9, 2020

CIK No. 0001822250

Ladies and Gentlemen:

ContextLogic Inc. (the “Company”) has electronically transmitted via EDGAR amendment 2 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated October 22, 2020 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the October 22, 2020 letter in italicized print, and the Company’s responses are provided below each comment.

Amendment No. 1 to Draft Registration Statement on Form S-1 Filed October 9, 2020

Selected Consolidated Financial and Other Data

Other Financial Information and Data

LTM Active Buyers, page 72

1.

We note your response to comment 4. Based on your response, the title of this metric does not appear consistent with how the metric is computed. As you deem appropriate, please revise the title, revise the basis of computation to exclude the 4% of users that did not actually complete a purchase, or disclose each time presented that the reported metric includes approximately 4% of users that did not actually complete a purchase.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

October 27, 2020

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised page 18, page 71, and page 83 to revise the basis of computation to exclude from the LTM figures the users that did not actually complete a purchase. The Company has also revised page 72 and page 83 to clarify that the basis of the computation excludes such users.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 76

2.

We note your revised disclosure in response to comment 5. You disclose that positive working capital dynamics are “where we receive an upfront payment from a user, and remit payment to a merchant a number of weeks later.” While we understand how the timing difference between these transactions would benefit your float, it is unclear how they benefit your working capital given that the transactions are largely comprised of debits and credits to cash and merchants payable (both of which are included in current assets and current liabilities and, therefore, within working capital). Please revise or advise. In addition, as requested in prior comment five, please tell us whether you expect the benefits to continue, as applicable.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has revised page 3, page 76, page 82, and page 105 to substitute “working capital dynamics” for “cash float”. Additionally, the Company supplementally advises the Staff that it expects the benefits to continue.

Comparison of Years Ended December 31, 2018, and 2019, page 90

3.

We note your response and related revisions in response to our comment 7. We reissue our comment in part. Please revise to quantify factors to which changes are attributed. For example, you disclose that Marketplace revenue increased due to increased monetization of our marketplace services to merchants, particularly increased merchant adoption of our ProductBoost service, partially offset by a decrease in user transaction volume from the prior year but you do not quantify these factors. Please also revise to analyze why these changes occurred.

Please also quantify the effects of changes in both price and volume on your revenue and expense categories, where appropriate.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

October 27, 2020

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised page 91 to quantify the factors to which changes to the Company’s marketplace revenue can be attributed, including appropriate changes in volume on its revenue categories.

Principal and Selling Stockholders, page 155

4.

We note your revised disclosure and your written response to our prior comment 10. Please revise your footnote 16 to include the information contained in your written response that the “beneficial holder of Republic Technologies Pte. Ltd. is Temasek Holdings (Private) Limited, which is wholly-owned by the Singapore Minister of Finance.”

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has revised footnote 16 to disclose that Temasek Holdings (Private) Limited is wholly-owned by the Singapore Minister for Finance and that the Singapore Minister for Finance is a body corporate.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

5.

We note your response to comment 14. With regard to disaggregation of marketplace services revenue between sales-based commission fees and display-based ProductBoost advertising fees you state that the nature, timing, and uncertainty of revenue and cash flows are affected by similar economic factors. However, it appears the time of recognition and receipt of cash flows may differ as follows:

•	Access to the marketplace generates sales-based commission fees that are recognized only if and when a merchant sale occurs and the order is processed; and

•	ProductBoost generates display-based advertising fees that are recognized when the merchant’s products are displayed (regardless of sales, if any).

In this regard, it appears there are both cash flow timing and uncertainty differences. In addition, it appears the nature of these revenue streams differ, given that one is a sales commission and the other is advertising revenue.

In your response you indicate that separately quantifying amounts would be ad hoc non-GAAP as you have no basis for allocation. However, you also state that marketplace services (i.e., those that generate the sales-based commission) can be purchased separately without ProductBoost services and your accounting policy indicates that you recognize ProductBoost revenue when the merchants’ products are displayed. In addition, on page 3, 76, 82, 104 of your filing you quantify that your advertising service (i.e., ProductBoost) has an annual run-rate of nearly $180 million.

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

October 27, 2020

For the reasons cited above, we believe you should reconsider your disaggregation of revenue disclosure to separately quantify advertising service revenues, which appear to be a different service than your sales commissions. In addition, we note references throughout your filing to geographic diversification of users and note that ASC 606-1055-91(b) includes geographic region as an additional example of a disaggregation category that might be appropriate.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised page 91, page 94, and page F-9 to disaggregate marketplace revenue into core marketplace revenue and ProductBoost revenue. The Company has also made corresponding changes in the Amended Draft Registration Statement to describe marketplace revenue as being comprised of core marketplace revenue and ProductBoost revenue.

[Remainder of page intentionally left blank.]

Confidential Treatment Requested by ContextLogic Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

October 27, 2020

* * * * *

Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours, GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Jeffrey R. Vetter

cc:	Devang Shah

David Peinsipp